UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1) (1)


                           Heartland Technology, Inc.
 _______________________________________________________________________________
                                (Name of Issuer)


                         Common Stock, $0.30 par value
 _______________________________________________________________________________
                         (Title of Class of Securities)


                                    421979105
 _______________________________________________________________________________
                                 (CUSIP Number)


         Lawrence S. Adelson, 330 N. Jefferson Court, Chicago, IL 60661
 _______________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 29,2002
 _______________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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

 CUSIP No. 421979105
           ---------


 _______________________________________________________________________________
 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   (ENTITIES ONLY)

           Lawrence S. Adelson
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)  Not Applicable
           (b)  Not Applicable

 _______________________________________________________________________________
 3 SEC USE ONLY



 _______________________________________________________________________________
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)

           Not Applicable
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
           ---------------------------------------------------------------------
 _______________________________________________________________________________
                7  SOLE VOTING POWER

   NUMBER OF          119,500
                      ----------------------------------------------------------
    SHARES      ________________________________________________________________
                8  SHARED VOTING POWER
 BENEFICIALLY
                      Not Applicable
   OWNED BY           ----------------------------------------------------------
                ________________________________________________________________
     EACH       9  SOLE DISPOSITIVE POWER

   REPORTING         119,500
                     ----------------------------------------------------------
    PERSON      ________________________________________________________________
                10 SHARED DISPOSITIVE POWER
     WITH
                      Not Applicable
                      ----------------------------------------------------------
 _______________________________________________________________________________
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           119,500
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
           Not Applicable
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.2%
           ---------------------------------------------------------------------
 _______________________________________________________________________________
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
           ---------------------------------------------------------------------
 _______________________________________________________________________________



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

Item 1.  Securities and Issuer

         This statement relates to the Common Stock, $.30 par value per share, (the "Shares") of Heartland Technology, Inc. (the "Company"). The principal executive offices of the Company are located at 330 N. Jefferson Court, Suite 305, Chicago, Il 60661. As of the date of this filing, there are 1,671,238 of the Company's Shares outstanding.

Item 2.  Identity and Background

         The reporting person is Lawrence S. Adelson, Chief Executive Officer of the Company. The address of Mr. Adelson is in care of the Company. Mr. Adelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years. During the last five (5) years, Mr. Adelson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws, or finding any violation with respect to such laws. Mr. Adelson is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Adelson has purchased the Shares being reported on herein out of his personal funds.

Item 4.  Purpose of Transaction

         The Shares to which this investment relates have been acquired by Mr. Adelson directly from two former outside directors of the Company through privately negotiated transactions at the last prior reported trade price.

         As previously disclosed to the Securities and Exchange Commission, the Company is not currently generating enough cash from operations to pay fixed costs. The Company said it was in discussion with its creditors to see if it can reach settlements to restructure its debt. The Company also said it has been seeking to sell or merge various assets and subsidiaries as well as the entire Company in order to create value. However, the Company is likely to be dissolved or liquidated.

         The sellers are Members of the Board of Managers of HTI Interests, LLC, which is the Managing General Partner of CMC Heartland Partners. CMC Heartland Partners is a major creditor of the Company and the Company has economic interests in CMC Heartland Partners.

         In order to avoid any appearance of conflict of interest or impropriety, all Shares of the former outside directors have been purchased by Mr. Adelson. Mr. Adelson's purchase of the Shares may also allow the sellers to recognize a loss on the Shares for federal income tax purposes. Mr. Adelson intends to vote his Shares in support of any proposal to sell, merge, dissolve or liquidate the Company recommended by the Company's Board.

Item 5.  Interest in Securities of the Issuer

         As of October 31, 2002, Mr. Adelson owns 119,500 Shares, or approximately 7.2% of the Company's outstanding Common Stock. Mr. Adelson has the sole voting and sole dispositive power with respect to the Shares.

         Transactions in the Shares effected by Mr. Adelson during the period covered by this filing are listed on Exhibit 1 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Adelson has a one year employment agreement with the Company with a term to expire February 28, 2003. Mr. Adelson is also a director and Chief Executive Officer of the Company.

Item 7   Material to be filed as Exhibits

         Other than Exhibit 1, no materials are required to be filed as Exhibits herewith.




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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 1, 2002
                                        ----------------------------------------
                                                         (Date)


                                                /s/ Lawrence S. Adelson
                                        ----------------------------------------
                                                       (Signature)


                                                  Lawrence S. Adelson /
                                            Chief Executive Officer of Issuer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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


                                  SCHEDULE 13-D

                                    EXHIBIT 1

                             Dated November 1, 2002

               PURCHASES OF HEARTLAND TECHNOLOGY, INC COMMON STOCK

                                       BY

                               LAWRENCE S. ADELSON



DATE DEL'V                                                    WHERE/HOW
TO TRFR AGENT          QUANTITY       PRICE PER SHARE         EFFECTED
-------------          --------       ---------------         ----------

     10/29/02             2,000                 $.001         Priv Trans
     10/31/02            15,000                 $.001         Priv Trans







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